BB 3/5



NITED STATES
D EXCHANGE COMMISSION
.ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49576



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIGHTHOUSE CAPITAL CORPORATION

OFFICIAL USE ONLY
41812
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

532 Abrego Street
(No. and Street)

Monterey	CA	93940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zamecki (831) 375-6624
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markle, Stuckey, Hardesty & Bott
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr		Larkspur, CA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VR 3-14-02

OATH OR AFFIRMATION

I, Robert Zamecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lighthouse Capital Corporation

Financial Statements

and Supplemental Information

Year ended December 31, 2001

with

Reports of Independent Auditors

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the accompanying statement of financial condition of Lighthouse Capital Corporation, as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Lighthouse Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lighthouse Capital Corporation as of December 31, 2001, and the results of its operations and the changes in its stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.



Markle Stuckey Hardesty & Bott
February 19, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2001

Assets

Current assets	
Cash and cash equivalents	$ -
Investment	4,195
Commissions receivable	87,893
Accounts receivable - Other	4,513
Officer receivable	78,812
Prepaid expenses	11,289
Total current assets	186,702
Property and equipment, at cost	8,822
Accumulated depreciation	(5,523)
Property and equipment, net	3,299
Organization costs, net of accumulated amortization of $4,298	-
Deposits - rent	500
Total assets	$ 190,501

See accompanying notes.

Lighthouse Capital Corporation
Statement of Financial Condition
December 31, 2001

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	770
Bank overdraft		139
Commissions payable		72,082
Payroll taxes payable		4,197
Contract payable		2,915
Income taxes payable		6,293
Deferred revenue		7,371
Deferred income taxes		4,964
Total current liabilities		98,731
Stockholder's equity		
Common stock; no par value; 1,000,000 shares authorized; 510,000 shares issued and outstanding		15,000
Additional paid in capital		1,331
Retained earnings		75,439
Total stockholder's equity		91,770
Total liabilities and stockholder's equity	$	190,501

See accompanying notes.

Lighthouse Capital Corporation
Statement of Income
Year ended December 31, 2001

Revenue	
Commissions	$ 649,423
Conference Income	19,300
Interest	172
Other	21,240
Total revenue	690,135
Expenses	
Commissions	455,016
Officer salary and benefits	83,692
Office salary and benefits	15,584
Payroll taxes	6,904
Conference costs	5,976
Insurance	27,973
Office expense	8,131
Professional fees	9,365
Regulatory fees	9,287
Rent and utilities	13,196
Telephone	3,953
Travel and entertainment	7,136
Depreciation and amortization	1,660
Total expenses	647,873
Income before income taxes	42,262
Income taxes	9,938
Net income	$ 32,324

See accompanying notes.

Lighthouse Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2001

	Common stock				
	Shares	Amount	Paid in capital	Retained earnings	Stockholder's equity
Balances, January 1, 2001	510,000	$15,000	$1,331	$43,115	$59,446
Net income	--	--	--	32,324	32,324
Balances, December 31, 2001	$510,000	$15,000	$1,331	$75,439	$91,770

See accompanying notes.

Lighthouse Capital Corporation
Statement of Cash Flows
Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 32,324
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation and amortization	1,660
Changes to current assets and liabilities	
Commissions receivable	(35,519)
Accounts receivable - Other	2,942
Officer receivable	(50,501)
Prepaid expenses	(6,132)
Deposit -rent	-
Investment	(172)
Accounts payable	331
Commissions payable	28,348
Payroll taxes payable	(3,506)
Contract payable	2,915
Income taxes payable	4,744
Deferred revenue	7,371
Deferred income taxes	(415)
Net cash provided (used) by operating activities	(15,610)
Cash flows from investing activities	
Purchases of property and equipment	-
Net cash provided (used) by investing activities	-
Net decrease in cash	(15,610)
Cash, beginning of year	15,471
Cash (bank overdraft), end of year	$ (139)
Supplemental information	
Cash paid for income taxes	$ 4,060

See accompanying notes.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2001

Note 1 – Summary of significant accounting policies

Basis of presentation
Lighthouse Capital Corporation (the Company) is a California-based broker-dealer engaging in general securities activities. Since February 5, 1997, the Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

Securities and mutual fund transactions clear through a clearing broker and the mutual funds, respectively. The Company does not hold customer accounts.

On March 3, 1998, the parent corporation of the Company exchanged 100% of the shares of the Company for the entire interest of Robert Zamecki in the parent corporation. Robert Zamecki is the sole shareholder of the stock of the Company.

Basis of accounting
The Company maintains its books on the accrual basis of accounting. The Company recognizes commission revenue and related expenses on the related trade date.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and the clearing broker, available on demand.

Property and equipment
Property and equipment consists primarily of furniture and computer and office equipment. The Company states property and equipment at acquisition cost. The Company computes depreciation on property and equipment using the straight-line method over the useful lives of the property and equipment, ranging from five to seven years.

Organizational costs
The Company capitalized certain costs expended to begin operations. The Company provides for amortization of those capitalized costs using the straight-line method over five years.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2001
(continued)

Note 1 – Summary of significant accounting policies (continued)

Officer Compensation
Compensation paid to the officer/shareholder of the Company is on an availability basis. That is, regardless of the commissions earned and payable, compensation is paid only when the cash and net capital requirements allow for the payment. Because of this arrangement, commissions earned by the officer/shareholder are not included in commissions payable. The amount of commissions owed the officer/shareholder at December 31, 2001 were $ 6,000

Income taxes
The Company follows Statement of Financial Accounting Standard #109, "Accounting for Income Taxes." The Company records deferred income tax assets (net of a valuation allowance) and liabilities based on the difference between assets and liabilities reported for income tax purposes and within these financial statements. Differences between income tax and financial statement assets and liabilities result primarily from using accelerated depreciation, loss carryforwards and the cash basis for income tax purposes.

Income tax expense of $9,938 is the amount currently paid or payable net of the change in deferred income tax assets and liabilities, as follows:

Federal income tax – Current	$ 6,443
Federal income tax – Deferred	(252)
State income tax – Current	3,910
State income tax – Deferred	(163)
Income tax expense	$9,938

Use of estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2001
(continued)

Note 2 – Clearing broker deposit and restricted cash and cash equivalents

The clearing broker for the Company requires the Company to maintain a minimum deposit of $2,500. Cash and cash equivalents, overdrawn by $139 at December 31, 2001, included $395 owed to the clearing broker. Total restricted cash is $2,500 and is held in an escrow account by the clearing broker.

Note 3 – Investment

The investment consists of a single certificate of deposit at a commercial bank with an original maturity of 180 days. The Company states the investment at cost plus accrued interest (at 3.20%), which approximates its fair value. The investment matures February 1, 2002.

Note 4 – Accounts receivable – Other

Accounts receivable – Other consists principally of amounts expended by the Company for regulatory fees and insurance to benefit and to be repaid by independent brokers using the services of the Company.

Note 5 – Deferred revenue

Deferred revenue consists principally of sponsorship fees received in advance of a conference the Company puts on during May of each year. The deferred revenue at December 31, 2001 equaled $7,371. In addition, the Company's representatives have reimbursed the Company for NASD fees and errors and omission insurance for the period January 1 to April 10, 2002. These reimbursements are also recorded as deferred revenue.

Note 6 – Rent expense

The Company relocated its offices as of May 1, 1999. It leases these offices under a one year extension of a prior lease arrangement payable at $995 per month. The monthly rent increases after April 30, 2002 based upon the increase in the Consumer Price Index. However, the lease changes to a month to month operating lease as of May 1, 2002. The lease commitment for 2001 is $3,980.

Lighthouse Capital Corporation
Notes to Financial Statements
December 31, 2001
(continued)

Note 7 – Commitments and contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussisons with legal counsel and in the opinion of management, the resolutin of these matters will not have a material adverse effect on its financial condition.

Note 8 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, and as calculated in the supplemental information section of these financial statements. As of December 31, 2001, the Company's net capital was in a deficit position of minus $6,643, as opposed to the minimum required net capital of $6,582. When informed of this problem, the owner of the Company arranged to deposit additional funds in the Company to meet the minimum net capital requirement.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Lighthouse Capital Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2001

Balance, January 1, 2001	$ --
Increases (decreases)	--
Balance, December 31, 2001	$ --

Lighthouse Capital Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital		
Total stockholders' equity		$91,770
Accounts receivable – other	$ 4,513	
Officer receivable	78,812	
Prepaid expenses	11,289	
Property and equipment, net	3,299	
Organization costs, net	0	
Deposits – rent	500	
Total non-allowable assets		(98,413)
Net capital		$(6,643)
Total Aggregate Indebtedness		
Accounts payable	$ 770	
Contract payable	2,915	
Commissions payable	72,082	
Payroll taxes payable	4,197	
Deferred Revenue	7,731	
Deferred income taxes	4,964	
Income taxes payable	6,293	
Total aggregate indebtedness		$98,731
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$6,582
Minimum dollar net capital requirement of reporting broker		$6,000
Net capital requirement		$6,582
Net capital		$(6,643)
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$(16,516)

Lighthouse Capital Corporation
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2001

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$8,035
Audit adjustments	(20,190)
Net capital, as reported herein	$ (12,155)
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) FOCUS Report	$55,712
Audit adjustments	43,019
Aggregate indebtedness, as reported herein	$98,731

Lighthouse Capital Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Lighthouse Capital Corporation
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Lighthouse Capital Corporation

We have audited the financial statements of Lighthouse Capital Corporation for the year ended December 31, 2001, and have issued our report thereon dated February 19, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.mshb.com

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lighthouse Capital Corporation, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
February 19, 2002